Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
Mutual Federal Bancorp, MHC	Federal
Mutual Federal Bancorp, Inc.	Federal
Mutual Federal Savings and Loan Association of Chicago	Federal
EMEFES Service Corporation	Illinois